SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025
________________

SILICOM LTD.
 (Translation of Registrant's name into English)
________________

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the "Registrant" or the "Company") held an Annual General Meeting of Shareholders on June 18, 2025 at 14:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (the "Meeting"). Copies of the Notice of Annual General Meeting (the "Notice"), Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on May 6, 2025.

The Registrant is announcing that all the resolutions on the agenda were duly approved by the shareholders of the Company at the Meeting..

This report on Form 6-K is incorporated by reference into all registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad,
Chief Financial Officer

Dated:  June 20, 2025